

April 5, 2012

Via E-mail

Michael Foster
General Counsel
Tronox Incorporated
3301 N.W. 150th Street
Oklahoma City, OK 73134

> **Re:** **Tronox Limited**
> **Tronox Incorporated**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed March 22, 2012**
> **File No. 333-178835**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 36

Changes to governmental policies in South Africa may adversely affect New Tronox's business…, page 50

1.   Please revise your disclosure to discuss not only the risks resulting from nationalizing Tronox Limited South African mines, but also the effects that the implementation of the tax on "super profits" may have on your results of operations.

The Tiwest Joint Venture – Cooljarloo Mine, page 108

2.   In the second paragraph you disclose that in 2011 the Chandala dry mill produced 601,000 tones of mineral at a utilization rate of 97.6%. We note that for year 2010 you had disclosed a production rate of 630,800 tones with a utilization rate of 96.6%. Please explain to us how the utilization rate increased in light of a volume decrease in comparison to the 2010 results.

Mineral Resources and Reserves Page 109

3.   It appears your proven and probable reserves for your Namakwa Sands operation have decreased considerably between your fiscal year ended 2010 and your fiscal year ended 2011. Please provide us with a reconciliation of your proven and

probable reserves for your Namakwa Sands operation for this time period and include disclosure regarding the reserve reduction.

Tronox Management's Discussion and Analysis, 141

Tronox Results of Operations, page 151

4.   You state on page 155 that also "included in pigment segment cost of goods sold was to purchase Exxaro's share of the Tiwest Joint Venture tonnes due to the higher market prices in 2011." Please revise to clarify what you mean by this sentence. In this regard, address the specific joint venture agreement which allows for such purchase, and to what extent or under what conditions. Revise to quantify the impact to cost of goods sold to the extent material. We note the similar disclosure made for prior periods on page 159.

Financial Condition and Liquidity, page 160

5.   Please revise your discussion of working capital on page 161 to quantify days sales outstanding and inventory turnover for the periods presented, and to explain material variances therein, given the increases in accounts receivable and inventories, respectively, during 2011, and their materiality to your liquidity. Please address this comment as it relates to Exxaro's discussion of operating cash flows on page 190.

Exxaro Mineral Sands Management's Discussion and Analysis of Financial Condition and Results of Operations, page 172

Indebtedness and Contractual Obligations, page 193

6.   We note your response and revised disclosure in response to comment 12 in our letter dated February 21, 2012. Please revise your disclosure in the middle of the paragraph to reflect that the Exxaro related party loans will not be transferred to Tronox Limited, but rather to a newly formed Tronox Limited subsidiary, owned 76% by Tronox Limited and 24% by Exxaro. In this regard, we note your revised "Exxaro Related Party Loans" disclosure on page 192.

Regulatory Matters, page 271

Consent of the Financial Surveillance Department, page 271

7.   You have revised your disclosure to state that on June 21, 2011 Exxaro submitted a formal application to have the Transaction approved by FSD. We note that this step was not included in your "Background of the Transaction" disclosure, which currently states that during the month of June 2011 the parties were at the early

stages of preparing the initial drafts of the transaction documents and discussing the proposed structure and the financial details of the Transaction. Please explain the reasons why an application with FSD was submitted three months before the parties entered into the Transaction Agreement and any consideration that you may have given to the filing of a 425 communication in connection therewith. We may have additional comments following the review of your response.

Unaudited Pro Forma Condensed Combined Financial Statements, page 302

8.   It is inappropriate to combine information for periods before and after the adoption of fresh-start accounting without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. The $660 million gain on the predecessor's income statement is a non-recurring item that resulted directly from the transaction and should be eliminated with a pro forma adjustment to properly reflect the continuing operations of the registrant. Please revise.

Governance of Tronox Limited, page 319

Dividends, page 319
Voluntary Winding Up, page 321

9.   We note that you have revised your disclosure to eliminate provisions related to dividend rights payable on a Class A share from the closing of the Transaction until the actual date such Class A share is issued, as well as provisions related to distributions in the event of a voluntary dissolution, calculated also as a function of the outstanding Exchangeable Shares. Please explain the reasons for these changes. To the extent that the legal and economic effects of electing to receive Exchangeable Shares in the Transaction have now changed, please revise the relevant aspects of your disclosure to clearly identify them.

Tronox December 31, 2011 Financial Statements

2. Basis of Presentation and Significant Accounting Policies, page F-11

10.   We have read your response to comment 26, in which you have referred to the criteria of ASC 810-10-45-14. However, you have not addressed the condition contained in that guidance that indicates that proportionate consolidation of a joint venture is appropriate under US GAAP only if such joint venture is in the construction or extractive industries. Given the level of mining sales as disclosed in your response to comment 107 in our letter dated January 26, 2012, it is not clear that the Tiwest Joint Venture is considered as operating in the mining or extractive industry. Therefore, please tell us Tiwest's gross revenues for the periods presented and Tiwest's revenues directly attributable to the extraction of mineral resources for the periods presented.

21. Contingencies, page F-60

11.   We have read your response to comment 24 and the disclosure herein. You state
        "Additionally, sites may be identified in the future where the Company could
        have potential liability for environmental related matters. The Company would
        not establish reserves for any such sites." Please explain to us and revise your
        disclosure to address why, if true, you would not establish reserves for sites which
        may be identified in the future for potential environmental liability. Also as
        previously requested, please confirm you are disclosing material contingencies
        when there is a possibility that a loss or additional loss has been incurred and
        revise your disclosure to so clarify.

Exhibit 5.1 – Opinion of Ashurst Australia regarding legality of securities being
registered by Tronox Limited

12.   We note that counsel has revised paragraph (b) on the second page of its opinion
        which now qualifies the issuance of Class A shares upon the "consummation of
        the First Merger." Please have counsel remove this language since the
        Transaction is not effected until both mergers are consummated, and the
        conversion of each share of Tronox Incorporated common stock into a Class A
        Share of Tronox Limited and cash will occur as a result of the aggregate effect of
        both mergers, not only of the First Merger. Please refer to the "General
        Description of the Transaction" disclosure on page 235.

Exhibit 8.2 – Opinion of Ashurst Australia regarding certain Australian Tax matters

13.   Since counsel has provided a short-form tax opinion, please revise your
        disclosures anywhere in the prospectus where you discuss the material Australian
        tax consequences of the Transaction to clearly state that the discussion and each
        of the conclusions are the opinion of counsel.

14.   Please have counsel revise the last paragraph on the first page of the opinion to
        refer to the Transaction Agreement as amended.

15.   As counsel may not assume legal conclusions underlying the opinion or facts
        which are readily ascertainable, please have counsel revise the first of the
        "Qualifications" in paragraph (c) of the opinion, to describe the facts which it has
        assumed without independent investigations or searches.

Exhibit 10.14 – Credit and Guaranty Agreement dated February 8, 2012

16.   We note that you have not filed the schedules to the credit and guarantee
        agreement. Please file a complete copy of this agreement, including all of the

schedules and exhibits with your next pre-effective amendment.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

for Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
        Daniel E. Wolf, Esq.
        Christian O. Nagler, Esq.
        Claire Sheng, Esq.
        Kirkland & Ellis LLP